Dreyfus
Worldwide Dollar
Money Market Fund, Inc.

ANNUAL REPORT October 31, 2004



YOU, YOUR ADVISOR AND

Dreyfus
A MELLON FINANCIAL COMPANY℠

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents



Dreyfus
Worldwide Dollar
Money Market Fund, Inc.

The Fund

LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this annual report for Dreyfus Worldwide Dollar Money Market Fund, Inc., covering the 12-month period from November 1, 2003, through October 31, 2004. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio manager, Patricia A. Larkin.

Although the U.S. economy recently has shown signs of weakness, the Federal Reserve Board raised short-term interest rates three times since the beginning of the summer. This shift in monetary policy represents the first increases in short-term rates in more than four years, and many analysts believe that additional increases are likely to follow. As a result, money market yields have begun to rise from the historically low levels of the past few years.

At times such as these, when market conditions are in a period of transition, we believe it is especially important for investors to stay in close touch with their financial advisors. Your financial advisor can help you rebalance your portfolio in a way that is designed to respond to the challenges and opportunities of today's changing investment environment.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
November 15, 2004



DISCUSSION OF FUND PERFORMANCE

Patricia A. Larkin, Senior Portfolio Manager

How did Dreyfus Worldwide Dollar Money Market Fund, Inc. perform during the period?

During the 12-month period ended October 31, 2004, the fund produced a yield of 0.50%. Taking into account the effects of compounding, the fund also produced an effective yield of 0.50%.[1]

What is the fund's investment approach?

The fund seeks as high a level of current income as is consistent with the preservation of capital and the maintenance of liquidity.

To pursue this goal, the fund invests in a diversified portfolio of high-quality, short-term debt securities, including: securities issued or guaranteed by the U.S. government or its agencies or instrumentalities; certificates of deposit, time deposits, bankers' acceptances and other short-term securities issued by domestic and foreign banks or their subsidiaries or branches; repurchase agreements; asset-backed securities; domestic and dollar-denominated foreign commercial paper; and other short-term corporate obligations, including those with floating or variable rates of interest; and dollar-denominated obligations issued or guaranteed by one or more foreign governments or any of their political subdivisions or agencies. Normally, the fund invests at least 25% of its net assets in domestic or dollar-denominated foreign bank obligations.

What other factors influenced the fund's performance?

The fund was primarily influenced by a strengthening U.S. economy, which led to higher short-term interest rates during the second half of the reporting period.

When the reporting period began, the U.S. economy already appeared to be growing more robustly. However, inflation appeared to remain near historically low levels as labor markets remained weak and corporations had little room to raise prices of goods and services. As a result, the Federal Reserve Board (the "Fed") in its public comments at the time indicated that it could be "patient" before moving away from the aggressively accommodative monetary policy it had implemented in the aftermath of the September 11 terrorist attacks.

The relatively benign market conditions persisted through the first quarter of 2004. In April, however, an unexpectedly strong employment report rekindled concerns that inflationary pressures might finally have begun to resurface. As the spring progressed, higher energy and commodity prices appeared to lend credence to this view, and money market yields began to rise at the longer end of the maturity spectrum. However, the short end of the money market yield curve remained anchored by the prevailing 1% federal funds rate.

While the Fed left interest rates unchanged in May, it indicated in its public comments that future rate hikes were likely to be "measured." Soon thereafter, employment data showed a second consecutive month of robust gains, causing investors to anticipate that the Fed might begin to tighten monetary policy as early as its next meeting in June. Indeed, on June 30, the Fed raised the overnight federal funds rate by 25 basis points to 1.25%. Because most investors had anticipated the Fed's move, the money markets already had reflected its impact.

Most analysts believed that the June rate hike was the first in a series of increases designed to forestall inflationary pressures without derailing the economic recovery. However, the economy appeared to hit a "soft patch" in the summer as the number of jobs created in June and July failed to meet expectations. Nonetheless, most investors expected the Fed to increase the federal funds rate at its next meeting in August, and money market yields reflected those expectations. Indeed, the Fed raised short-term rates in August and again in September, raising the federal funds rate to 1.75%, where it remained through the end of the reporting period.

Just days after the reporting period ended, a stronger-than-expected employment report offered evidence that the economy may have emerged from the summer's "soft patch." Signs of renewed economic strength, coupled with recent comments by Fed members that rates must move higher to balance the countervailing forces of economic growth and inflation, suggest that more rate hikes probably are on the way.

We began to adopt a more defensive investment posture as inflation concerns intensified, allowing the fund's weighted average maturity to fall toward a position we consider in line with industry averages. This strategy was designed to enhance liquidity and keep funds available to purchase higher-yielding securities as they became available.

What is the fund's current strategy?

In our view, the Fed remains intent on continuing to reverse the monetary easing it initiated after September 11, 2001, and it so far has been relatively open about its intentions to do so. Indeed, less than two weeks after the close of the reporting period, the Fed raised its target for the federal funds rate at its fourth consecutive meeting, a 25-basis-point increase that drove the federal funds rate to 2%. With another Fed meeting scheduled for December, we have continued to maintain a defensive investment posture in anticipation of further rate hikes.

November 15, 2004

[1] *Effective yield is based upon dividends declared daily and reinvested monthly. Past performance is no guarantee of future results. Yields fluctuate. An investment in the fund is not insured or guaranteed by the FDIC or any other government agency. Although the fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the fund. Yield provided reflects the absorption of fund expenses by The Dreyfus Corporation pursuant to an undertaking in effect that may be extended, terminated or modified at any time. Had these expenses not been absorbed, the fund's yield and effective yield would have been 0.40% for both.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Worldwide Dollar Money Market Fund, Inc. from May 1, 2004 to October 31, 2004. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment	
assuming actual returns for the six months ended October 31, 2004	
Expenses paid per $1,000†	$ 3.78
Ending value (after expenses)	$1,006.30

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment	
assuming a hypothetical 5% annualized return for the six months ended October 31, 2004	
Expenses paid per $1,000†	$ 3.81
Ending value (after expenses)	$1,021.37

† *Expenses are equal to the fund's annualized expense ratio of .75%; multiplied by the average account value over the period, multiplied by 184/366 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

October 31, 2004

Negotiable Bank Certificates of Deposit—27.0%	Principal Amount ($)	Value ($)
First Tennessee Bank N.A.		
1.57%, 11/8/2004	30,000,000	30,000,000
HBOS PLC (London)		
1.88%-2.16%, 12/24/2004-4/12/2005	35,000,000	35,000,556
HSBC Bank USA		
1.56%, 4/22/2005	20,000,000	20,000,000
ING Bank N.V. (London)		
1.65%, 11/16/2004	35,000,000	35,000,000
KBC Bank N.V. (London)		
2.15%, 4/12/2005	25,000,000	25,001,113
Landesbank Hessen-Thuringen Girozentrale (London)		
2.02%, 3/10/2005	20,000,000	20,000,355
Toronto-Dominion Bank (Yankee)		
2.15%, 4/15/2005	35,000,000	35,000,000
Washington Mutual Bank		
1.64%, 11/10/2004	30,000,000	30,000,000
Total Negotiable Bank Certificates of Deposit		
(cost $230,002,024)		**230,002,024**
Commercial Paper—48.8%		
Amstel Funding		
1.65%, 11/15/2004	40,000,000 [a]	39,974,488
Amsterdam Funding Corp.		
1.65%, 11/15/2004	35,000,000 [a]	34,977,677
Atlantis One Funding Corp.		
1.93%, 2/16/2005	40,000,000 [a]	39,772,922
Bank of America Corp.		
1.88%, 12/20/2004	35,000,000	34,910,915
Bank of Ireland		
1.21%, 12/29/2004	40,000,000	39,922,666
Bear Stearns Cos. Inc.		
1.76%, 11/2/2004	35,000,000	34,998,289
Deutsche Bank Financial LLC		
1.84%, 11/1/2004	35,000,000	35,000,000
FCAR Owner Trust		
1.86%, 2/7/2005	29,100,000	28,954,242
Harrier Finance Funding		
1.92%-2.11%, 12/13/2004-3/24/2005	36,000,000 [a]	35,798,308

Commercial Paper (continued)	Principal Amount ($)	Value ($)
K2 USA LLC		
2.04%, 3/10/2005	30,000,000 a	29,782,851
Lexington Parker Capital Co. LLC		
2.11%, 4/6/2005	26,424,000 a	26,184,687
UBS Finance Delaware LLC		
1.84%, 11/1/2004	35,000,000	35,000,000
Total Commercial Paper		
(cost $415,277,045)		**415,277,045**

Corporate Notes—2.9%		
Sigma Finance Inc.		
1.82%, 1/31/2005		
(cost $24,999,055)	25,000,000 a,b	**24,999,055**

U.S. Government Agencies—5.9%		
Federal Home Loan Banks, Notes		
1.32%, 4/29/2005		
(cost $50,000,000)	50,000,000	**50,000,000**

Time Deposits–15.2%	Principal Amount ($)	Value ($)
Fortis Bank (Grand Cayman)		
1.84%, 11/1/2004	35,000,000	35,000,000
Nordea Bank Finland PLC (Grand Cayman)		
1.84%, 11/1/2004	35,000,000	35,000,000
Societe Generale (Grand Cayman)		
1.85%, 11/1/2004	35,000,000	35,000,000
State Street Bank & Trust Co. (Grand Cayman)		
1.81%, 11/1/2004	23,846,000	23,846,000
Total Time Deposits		
(cost $128,846,000)		**128,846,000**
Total Investments (cost $849,124,124)	**99.8%**	**849,124,124**
Cash and Receivables (Net)	**.2%**	**1,894,684**
Net Assets	**100.0%**	**851,018,808**

[a] *Securities exempt from registration under Rule 144A of the Secutities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. These securities have been determined to be liquid by the Board of Directors. At October 31, 2004, these securities amounted to $231,489,988 or approximately 27.2% of net assets.*

[b] *Variable interest rate—subject to periodic change.*

Portfolio Summary (Unaudited)[†]

	Value (%)		Value (%)
Banking	68.0	Brokerage	4.1
Asset Backed-Structure Investment	10.6	Asset Backed-Single-Seller	3.4
Asset Backed-Multi-Seller	7.8		
Government Agency	5.9		**99.8**

[†] *Based on net assets.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

October 31, 2004

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments	849,124,124	849,124,124
Cash		2,117,693
Interest receivable		765,107
Prepaid expenses		47,195
		852,054,119
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 2(b)		473,274
Payable for shares of Common Stock redeemed		336,390
Accrued expenses		225,647
		1,035,311
Net Assets ($)		**851,018,808**
Composition of Net Assets ($):		
Paid-in capital		850,969,910
Accumulated undistributed investment income–net		49,233
Accumulated net realized gain (loss) on investments		(335)
Net Assets ($)		**851,018,808**
Shares Outstanding		
(25 billion shares of $.001 par value Common Stock authorized)		850,969,910
Net Asset Value, offering and redemption price per share ($)		**1.00**

See notes to financial statements.

STATEMENT OF OPERATIONS
Year Ended October 31, 2004

Investment Income ($):	
Interest Income	**11,405,786**
Expenses:	
Management fee–Note 2(a)	4,575,567
Shareholder servicing costs–Note 2(b)	2,909,353
Custodian fees	104,950
Professional fees	56,474
Registration fees	43,655
Directors' fees and expenses–Note 2(c)	29,416
Prospectus and shareholders' reports	5,169
Miscellaneous	18,901
Total Expenses	**7,743,485**
Less–reduction in management fee due to undertaking–Note 2(a)	(861,339)
Net Expenses	**6,882,146**
Investment Income–Net, representing net increase in net assets resulting from operations	**4,523,640**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended October 31,	
	2004	2003
Operations ($):		
Investment income–net	4,523,640	6,664,448
Net realized gain (loss) on investments	–	(127)
Net Increase (Decrease) in Net Assets Resulting from Operations	**4,523,640**	**6,664,321**
Dividends to Shareholders from ($):		
Investment income–net	**(4,474,407)**	**(6,664,448)**
Capital Stock Transactions ($1.00 per share):		
Net proceeds from shares sold	591,338,719	941,290,330
Dividends reinvested	4,321,787	6,382,864
Cost of shares redeemed	(712,131,038)	(1,127,814,021)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**(116,470,532)**	**(180,140,827)**
Total Increase (Decrease) in Net Assets	**(116,421,299)**	**(180,140,954)**
Net Assets ($):		
Beginning of Period	967,440,107	1,147,581,061
End of Period	**851,018,808**	**967,440,107**
Undistributed investment income–net	49,233	–

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Year Ended October 31,				
	2004	2003	2002	2001	2000
Per Share Data ($):					
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00
Investment Operations:					
Investment income−net	.005	.006	.016	.044	.055
Distributions:					
Dividends from investment income−net	(.005)	(.006)	(.016)	(.044)	(.055)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00
Total Return (%)	.50	.62	1.62	4.51	5.65
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.85	.82	.82	.81	.87
Ratio of net expenses to average net assets	.75	.75	.75	.75	.75
Ratio of net investment income to average net assets	.49	.62	1.63	4.43	5.47
Net Assets, end of period ($ x 1,000)	851,019	967,440	1,147,581	1,348,064	1,309,541

See notes to financial statements.

NOTE 1-Significant Accounting Policies:

Dreyfus Worldwide Dollar Money Market Fund, Inc. (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a diversified open-end management investment company. The fund's investment objective is to provide investors with as high a level of current income as is consistent with the preservation of capital and the maintenance of liquidity. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Bank, N.A., which is a wholly-owned subsidiary of the Mellon Financial Corporation. Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares, which are sold to the public without a sales charge.

It is the fund's policy to maintain a continuous net asset value per share of $1.00; the fund has adopted certain investment, portfolio valuation and dividend and distribution policies to enable it to do so. There is no assurance, however, that the fund will be able to maintain a stable net asset value per share of $1.00.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at amortized cost in accordance with Rule 2a-7 of the Act, which has been determined by the Board of Directors to represent the fair value of the fund's investments.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and recognized on the accrual basis. Cost of investments represents amortized cost.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits, if any, as an expense offset in the Statement of Operations.

The fund may enter into repurchase agreements with financial institutions, deemed to be creditworthy by the Manager, subject to the seller's agreement to repurchase and the fund's agreement to resell such securities at a mutually agreed upon price. Securities purchased subject to repurchase agreements are deposited with the fund's custodian and, pursuant to the terms of the repurchase agreement, must have an aggregate market value greater than or equal to the repurchase price plus accrued interest at all times. If the value of the underlying securities falls below the value of the repurchase price plus accrued interest, the fund will require the seller to deposit additional collateral by the next business day. If the request for additional collateral is not met, or the seller defaults on its repurchase obligation, the fund maintains the right to sell the underlying securities at market value and may claim any resulting loss against the seller.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income–net. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain.

On November 1, 2004, the fund declared a cash dividend of approximately $.00006 per share from undistributed investment income–net which includes investment income–net for Saturday October 30, 2004 and for Sunday October 31, 2004.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

At October 31, 2004, the components of accumulated earnings on a tax basis were substantially the same as for financial reporting purposes.

The accumulated capital loss carryover of $335 is available to be applied against future net securities profits, if any, realized subsequent to October 31, 2004. If not applied, $208 of the carryover expires in fiscal 2008 and $127 expires in fiscal 2011.

The tax character of distributions paid to shareholders during the fiscal periods ended October 31, 2004 and October 31, 2003, were all ordinary income.

At October 31, 2004, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 2—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of .50 of 1% of the value of the fund's average daily net assets and is payable monthly. The Manager had undertaken from November 1, 2003 through October 31, 2004 to reduce the management fee paid by the fund, if the fund's aggregate expenses, exclusive of taxes, brokerage fees, interest on borrowings and extraordinary expenses, exceed an annual rate of .75 of 1% of the value of the fund's average daily net assets. The reduction in management fee, pursuant to the undertaking, amounted to $861,339 during the period ended October 31, 2004.

(b) Under the Shareholder Services Plan, the fund reimburses the Distributor an amount not to exceed an annual rate of .25 of 1% of the value of the fund's average daily net assets for certain allocated expenses of providing personal services and/or maintaining shareholder accounts. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. During the period ended October 31, 2004, the fund was charged $1,373,806 pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended October 31, 2004, the fund was charged $986,238 pursuant to the transfer agency agreement.

The components of Due to the Dreyfus Corporation and affiliates consist of: management fees $370,148 and transfer agency per account fees $161,946, which are offset against an expense reimbursement currently in effect in the amount of $58,820.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 3—Legal Matters:

Two class actions have been filed against Mellon Financial, Mellon Bank, N.A., Dreyfus, Founders Asset Management LLC and the directors of all or substantially all of the Dreyfus Funds, on behalf of a purported class and derivatively on behalf of said funds, alleging violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, and the common law. The complaints alleged, among other things, (i) that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend Dreyfus funds over other funds, (ii) that such payments were not disclosed to investors, (iii) that economies of scale and soft-dollar benefits were not passed on to investors, and (iv) that 12b-1 fees charged to certain funds that were closed to new investors were also improper. The complaints sought compensatory and punitive damages, rescission of the advisory contracts and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses. On April 22, 2004, the actions were consolidated under the caption In re Dreyfus Mutual Funds Fee Litigation, and a consolidated amended complaint was filed on September 13, 2004. While adding new parties and claims under state and federal law, the allegations in the consolidated amended complaint essentially track the allegations in the prior complaints pertaining to 12b-1 fees, directed brokerage, soft dollars and revenue sharing. Dreyfus and the funds believe the allegations to be totally without merit and intend to defend the action vigorously.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Dreyfus funds believe that any of the pending actions will have a material adverse effect on the Dreyfus funds or Dreyfus' ability to perform its contracts with the Dreyfus funds.

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

Shareholders and Board of Directors
Dreyfus Worldwide Dollar Money Market Fund, Inc.

We have audited the accompanying statement of assets and liabilities of Dreyfus Worldwide Dollar Money Market Fund, Inc., including the statement of investments, as of October 31, 2004, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the years indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights. Our procedures included confirmation of securities owned as of October 31, 2004 by correspondence with the custodian. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Worldwide Dollar Money Market Fund, Inc. at October 31, 2004, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated years, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

New York, New York
December 13, 2004

Joseph S. DiMartino (61)
Chairman of the Board (1995)

Principal Occupation During Past 5 Years:
- Corporate Director and Trustee

Other Board Memberships and Affiliations:
- The Muscular Dystrophy Association, Director
- Levcor International, Inc., an apparel fabric processor, Director
- Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
- The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
- Azimuth Trust, an institutional asset management firm, Member of Board of Managers and Advisory Board

No. of Portfolios for which Board Member Serves: 186

Clifford L. Alexander, Jr. (71)
Board Member (2003)

Principal Occupation During Past 5 Years:
- President of Alexander & Associates, Inc., a management consulting firm (January 1981-present)
- Chairman of the Board of Moody's Corporation (October 2000-October 2003)
- Chairman of the Board and Chief Executive Officer of The Dun and Bradstreet Corporation (October 1999-September 2000)

Other Board Memberships and Affiliations:
- Wyeth (formerly, American Home Products Corporation), a global leader in pharmaceuticals, consumer healthcare products and animal health products, Director
- Mutual of America Life Insurance Company, Director

No. of Portfolios for which Board Member Serves: 65

Lucy Wilson Benson (77)
Board Member (1989)

Principal Occupation During Past 5 Years:
- President of Benson and Associates, consultants to business and government (1980-present)

Other Board Memberships and Affiliations:
- The International Executive Services Corps., Director
- Citizens Network for Foreign Affairs, Vice Chairperson
- Council on Foreign Relations, Member
- Lafayette College Board of Trustees, Vice Chairperson Emeritus
- Atlantic Council of the U.S., Director

No. of Portfolios for which Board Member Serves: 39

David W. Burke (68)
Board Member (1994)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• John F. Kennedy Library Foundation, Director
• U.S.S. Constitution Museum, Director

No. of Portfolios for which Board Member Serves: 83

————————

Whitney I. Gerard (69)
Board Member (1989)

Principal Occupation During Past 5 Years:
• Partner of Chadbourne & Parke LLP

No. of Portfolios for which Board Member Serves: 37

————————

Arthur A. Hartman (78)
Board Member (1990)

Principal Occupation During Past 5 Years:
• Chairman of First NIS Regional Fund (ING/Barings Management) and New Russia Fund
• Advisory Council Member to Barings–Vostok

Other Board Memberships and Affiliations:
• APCO Associates Inc., Senior Consultant

No. of Portfolios for which Board Member Serves: 37

————————

George L. Perry (70)
Board Member (1989)

Principal Occupation During Past 5 Years:
• Economist and Senior Fellow at Brookings Institution

No. of Portfolios for which Board Member Serves: 37

————————

Once elected all Board Members serve for an indefinite term. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

OFFICERS OF THE FUND (Unaudited)

STEPHEN E. CANTER, President since March 2000.

Chairman of the Board, Chief Executive Officer and Chief Operating Officer of the Manager, and an officer of 93 investment companies (comprised of 186 portfolios) managed by the Manager. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 59 years old and has been an employee of the Manager since May 1995.

STEPHEN R. BYERS, Executive Vice President since November 2002.

Chief Investment Officer, Vice Chairman and a director of the Manager, and an officer of 93 investment companies (comprised of 186 portfolios) managed by the Manager. Mr. Byers also is an officer, director or an Executive Committee Member of certain other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 51 years old and has been an employee of the Manager since January 2000. Prior to joining the Manager, he served as an Executive Vice President-Capital Markets, Chief Financial Officer and Treasurer at Gruntal & Co., L.L.C.

MARK N. JACOBS, Vice President since March 2000.

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 94 investment companies (comprised of 202 portfolios) managed by the Manager. He is 58 years old and has been an employee of the Manager since June 1977.

MICHAEL A. ROSENBERG, Secretary since March 2000.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 195 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since October 1991.

ROBERT R. MULLERY, Assistant Secretary since March 2000.

Associate General Counsel of the Manager, and an officer of 27 investment companies (comprised of 60 portfolios) managed by the Manager. He is 52 years old and has been an employee of the Manager since May 1986.

STEVEN F. NEWMAN, Assistant Secretary since March 2000.

Associate General Counsel and Assistant Secretary of the Manager, and an officer of 94 investment companies (comprised of 202 portfolios) managed by the Manager. He is 55 years old and has been an employee of the Manager since July 1980.

JEFF PRUSNOFSKY, Assistant Secretary since January 2003.

Associate General Counsel of the Manager, and an officer of 26 investment companies (comprised of 88 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since October 1990.

JAMES WINDELS, Treasurer since November 2001.

Director-Mutual Fund Accounting of the Manager, and an officer of 94 investment companies (comprised of 202 portfolios) managed by the Manager. He is 46 years old and has been an employee of the Manager since April 1985.

ROBERT ROBOL, Assistant Treasurer since August 2003.

Senior Accounting Manager — Money Market Funds of the Manager, and an officer of 39 investment companies (comprised of 85 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since October 1988.

KENNETH J. SANDGREN, Assistant Treasurer since November 2001.

Mutual Funds Tax Director of the Manager, and an officer of 94 investment companies (comprised of 202 portfolios) managed by the Manager. He is 50 years old and has been an employee of the Manager since June 1993.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (94 investment companies, comprising 202 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 47 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since August 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 89 investment companies (comprised of 197 portfolios) managed by the Manager. He is 33 years old and has been an employee of the Distributor since October 1998.

NOTES

For More Information

**Dreyfus Worldwide Dollar
Money Market Fund, Inc.**

200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2004, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



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